APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Million Dollar Mind, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	$3,000.00
Bank Service Charges	$0.00
Business Licenses and Permits	$0.00
Computer and Internet	$700.00
Depreciation	-
Dues and Subscriptions	$300.00
Insurance	$2,000
Meals and Entertainment	-
Miscellaneous Expense- Liqour license	$7,000
Office Supplies	$500
Payroll Processing	-
Professional Services - Legal, Accounting	$5,000
Occupancy	$0.00
Rental Payments	$19,500
Salaries	$46,800.00
Payroll Taxes and Benefits	-
Travel	-
Utilities	$2,700
Website Development	$0.00
TOTAL OPERATING EXPENSES	87,500.00

OPERATING PROFIT (LOSS) (87,500.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ **(87,500.00)**

Million Dollar Mind, LLC
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$0.00
Petty Cash	$0.00
Accounts Receivables	$0.00
Total Current Assets	$0.00
Fixed Assets:	
Land	$0.00
Buildings	$0.00
Total Fixed Assets	$0.00
Other Assets:	
Trademarks	$0.00
Patents	$0.00
Security Deposits	$0.00
Other Assets	-
Total Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$0.00
Business Credit Cards	$0.00
Current Portion of Long-Term Debt	$0.00
Total Current Liabilities	$0.00
Long-Term Liabilities:	
Notes Payable	$0.00
Mortgage Payable	$0.00
Less: Current portion of Long-term debt	$0.00
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	$0.00

Opening Retained Earnings	$0.00
Dividends Paid/Owner's Draw	$0.00
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	**$0.00**
Balance Sheet Check	-

Million Dollar Mind, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

I, TamraMarie Bevill, certify that:

1. The financial statements of Million Dollar Mind included in this Form are true and complete in all material respects; and
2. The tax return information of Million Dollar Mind has not been included in this Form as Million Dollar Mind was formed on 08/16/2021 and has not filed a tax return to date.

Signature   *TamraMarie Bevill*

Name: TamraMarie Bevill

Title: Owner